SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  6)*

ADVANCED BIOENERGY, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities)

Not applicable.
(CUSIP Number)

Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.	NAME OF REPORTING PERSONS Hawkeye Energy Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 8,505,224
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 8,505,224
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 8,505,224
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 34.4%
14.	TYPE OF REPORTING PERSON OO

*See Item 5.
† Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010, plus 6,900,000 units issued in the Issuer’s most recent private placement, as described on the Form 8-K filed by the Issuer on June 22, 2010.

1.	NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 8,505,224
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 8,505,224
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 8,505,224
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 34.4%
14.	TYPE OF REPORTING PERSON OO

*See Item 5.
† Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010, plus 6,900,000 units issued in the Issuer’s most recent private placement, as described on the Form 8-K filed by the Issuer on June 22, 2010.

1.	NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 8,505,224
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 8,505,224
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 8,505,224
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 34.4%
14.	TYPE OF REPORTING PERSON OO

*See Item 5.
† Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010, plus 6,900,000 units issued in the Issuer’s most recent private placement, as described on the Form 8-K filed by the Issuer on June 22, 2010.

Explanatory Note:

This Amendment 6 is being filed by the Reporting Persons in connection with the private placement of units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”) to parties, including the Reporting Persons, as reported on the Issuer’s Current Report on Form 8-K filed June 22, 2010.  As a result of such private placement, the total outstanding number of securities of the Issuer has increased, and the Reporting Persons were issued 5,171,981 Units.  Also, in connection with such private placement, certain persons other than the Reporting Persons party to the Amended and Restated Voting Agreement described in more detail in Items 4 and 6 below acquired additional Units.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

This Sixth Amendment to the Statement on Schedule 13D (“Amendment 6”) constitutes the sixth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on September 9, 2009 (the “Schedule 13D”) as amended by that First Amendment dated September 21, 2009 (“Amendment 1”), that Second Amendment dated September 25, 2009 (“Amendment 2”), that Third Amendment Dated October 5, 2009 (“Amendment 3”), that Fourth Amendment dated April 8, 2010 (“Amendment 4”) and that Fifth Amendment dated June 7, 2010 (“Amendment 5”).  This Amendment 6 is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to the units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”).  The Issuer’s principal executive offices are located at 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota  55305.

Except as specifically amended by this Amendment 6, the Schedule 13D as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4 and Amendment 5 remains in full force and effect.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 2.  Identity and Background.

Item 2(a) is hereby amended and restated to read in its entirety as follows:

(a) This Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6 is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye”); (2) THL Equity Advisors VI, LLC, a Delaware limited liability company (“Advisors VI”); and (3) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”).

The Reporting Persons, Ethanol Investment Partners (“EIP”), South Dakota Wheat Growers Association (“SDWG”), and certain members of the Issuer board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the Amended and Restated Voting Agreement described in more detail in Items 4, 5 and 6 in the Schedule 13D as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6.  The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons have agreed to vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement.  The Reporting Persons disclaim beneficial ownership of the Units held by EIP, SDWG and certain members of the Issuer board of directors party to the Voting Agreement.  Neither the filing of this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6, nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of Units beneficially owned by EIP, SDWG and any members of the Issuer board of directors party to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose.  It is the understanding of the Reporting Persons that EIP, SDWG and the members of the Issuer board of directors party to the Voting Agreement have made or will make separate filings pursuant to the Act to report their respective beneficial ownership, and/or that this beneficial ownership will be reported by the Issuer in its required public filings.  Based on such filings, as of the date hereof, the parties to the Voting Agreement hold in the aggregate approximately 58.8% of the outstanding units of the Issuer.  The cover pages to this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6, only report information on the Reporting Persons identified in this Item 2.

Advisors VI is the General Partner of certain members of Hawkeye which collectively hold a majority of the membership units in Hawkeye.  THL Advisors is the general partner of the sole member of Advisors VI.  Hawkeye is managed by a Board of Managers consisting of Scott Sperling, Thomas Hagerty, Soren Oberg, Joshua Nelson, Andrew Leitch and Bruce Rastetter (the “Hawkeye Managers”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

On August 28, 2009 (the “Closing Date”), Hawkeye paid an aggregate purchase price of $3,300,000 to acquire 2,200,000 units of the Issuer (the “Initial Transaction”) pursuant to that certain subscription agreement, between Hawkeye and the Issuer, dated as of August 21, 2009 (the “First Subscription Agreement”) and that certain Side Letter from the Issuer, dated as of August 21, 2009 (the “Initial Side Letter”) attached hereto as Exhibits 1 and 2 and incorporated by reference.  On September 17, 2009, Hawkeye submitted a subscription agreement (the “Second Subscription Agreement”) for an additional 1,133,333 Units of the Issuer valued at $1,699,999.50 (the “Second Transaction”), and the Issuer and Hawkeye entered into that certain Amendment to the Side Letter from the Issuer (the “Side Letter Amendment,” and together with the Initial Side Letter, the “Side Letter”), attached hereto as Exhibits 6 and 7 and incorporated by reference.  The 1,133,333 Units were issued to Hawkeye on September 23, 2009.  On April 7, 2010, Hawkeye entered into that certain Backstop Commitment Agreement attached hereto as Exhibit 8 and incorporated by reference, which contemplated that Hawkeye would purchase its pro rata share of up to $10 million Units, and additional offered Units not purchased by other offerees, in a private placement.  In connection with that Backstop Commitment Agreement, Hawkeye submitted a subscription agreement for an additional 5,171,891 Units of the Issuer (for the price $7,757,836.50), dated as of June 4, 2010 (the “Third Subscription Agreement” and together with the First Subscription Agreement and Second Subscription Agreement, the “Subscription Agreements”) attached hereto as Exhibit 9 and incorporated by reference. The 5,171,891 Units were issued to Hawkeye on June 18, 2010 (the “Third Transaction,” and together with the Initial Transaction and the Second Transaction, the “Transaction”).  The description of the Subscription Agreements and Side Letter in this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6 does not purport to be complete, and is qualified in its entirety by reference to such agreements. The funds used by the Hawkeye to pay such subscription amounts were obtained from cash.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a)-(b)
The response to Item 4 of this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6, is incorporated herein by reference.  As of the date hereof, the Reporting Persons collectively own 8,505,224 Units (34.4%) of the membership interests in the Issuer.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the Units reported herein.  Except to the extent of a pecuniary interest therein, each of the Advisors VI and THL Advisors expressly disclaim the existence of such beneficial ownership.

Hawkeye has direct beneficial ownership of 8,505,224 Units, or approximately 34.4% of the outstanding membership interests in the Issuer.  Hawkeye may be deemed to share with THL Advisors and Advisors VI voting and dispositive power with respect to such Units.

Advisors VI, as the general partner of certain members of Hawkeye which together hold a majority of Hawkeye’s outstanding membership interests, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of the 8,505,224 Units, or approximately 34.4% of the outstanding membership interests in the Issuer.  THL

Advisors, as the general partner of the sole member of Advisors VI, may be deemed to share voting and dispositive power with respect to such Units.

THL Advisors, as the general partner of the sole member of Advisors VI, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of the 8,505,224 Units, or approximately 34.4% of the outstanding membership interests in the Issuer.

As a result of the matters described in Item 4 above and Item 6 of this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with EIP, SDWG and the members of the Issuer board of directors.  The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement.  The Reporting Persons disclaim beneficial ownership of the Units held by EIP, SDWG and any members of the Issuer board of directors.  Neither the filing of this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6, nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of Units beneficially owned by EIP, SDWG and any members of the Issuer board of directors for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)

Hawkeye acquired an aggregate of 2,200,000 Units of the Issuer on August 28, 2009 when all conditions precedent contained in the Subscription Agreement were satisfied. Hawkeye acquired an aggregate of 1,133,333 Units of the Issuer pursuant to an issuance by Issuer on September 23, 2009 pursuant to the Second Subscription Agreement dated September 17, 2009.  In addition, Hawkeye acquired an aggregate of 5,171,891 Units of the Issuer on June 18, 2010 pursuant to the Third Subscription Agreement and Backstop Commitment Agreement.  There have been no other acquisitions of Issuer securities by the Reporting Persons. The responses to Items 3 and 4 of this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6, are incorporated herein.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2010

HAWKEYE ENERGY HOLDINGS, LLC

	By:	/s/ Timothy B. Callahan
		Name:	Timothy B. Callahan
		Title:	Chief Financial Officer

THOMAS H. LEE ADVISORS, LLC

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Authorized Signatory

THL EQUITY ADVISORS VI, LLC

	BY:	THOMAS H. LEE PARTNERS, L.P. its general partner

	BY:	THOMAS H. LEE ADVISORS, LLC its general partner

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Authorized Signatory

[Signature Page to 13D/A]